UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

PARSLEY ENERGY, INC.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

701877 102

(CUSIP Number)

Colin W. Roberts

Jackal Merger Sub A, LLC

(as successor in interest to Jagged Peak Energy Inc.)

303 Colorado Street, Suite 3000

Austin, Texas 78701

(737) 704-2300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Julian Seiguer and Sean Wheeler

Kirkland & Ellis LLP

609 Main Street, Suite 4500

Houston, Texas 77002

(713) 836-3600

January 10, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 701877 102

1.	NAME OF REPORTING PERSON Jackal Merger Sub A, LLC (as successor in interest to Jagged Peak Energy Inc.)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-
14.	TYPE OF REPORTING PERSON: CO

SCHEDULE 13D/A

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on October 23, 2019 (the “Original Schedule 13D”) and is being filed by the undersigned, pursuant to §240.13d-1(a), with respect to the Class A common stock, par value $0.01 per share (“Parsley Class A Common Stock”) and the Class B common stock, par value $0.01 per share (“Parsley Class B Common Stock” and, together with the Parsley Class A Common Stock, the “Parsley Common Stock”), of Parsley Energy, Inc., a Delaware corporation (the “Issuer” or “Parsley”). The principal executive offices of Parsley are located at 303 Colorado Street, Suite 3000, Austin, Texas 78701. Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the Original Schedule 13D.

This Amendment constitutes an exit filing of Jackal Merger Sub A, LLC (as successor in interest to Jagged Peak Energy Inc. (referred to herein as “Jagged Peak”), “Jackal Merger Sub A”) in respect of Parsley Common Stock previously reported as beneficially owned by the Reporting Person. As used herein, references to “Reporting Person” shall be read to mean Jagged Peak for events occurring prior to the Effective Time, and Jackal Merger Sub A for events occurring following the Effective Time.

Item 2. Purpose of the Transaction

Item 2 is hereby amended and supplemented as follows:

As a result of the Integrated Mergers, Jackal Merger Sub is a wholly owned subsidiary of Parsley, and, as a sole member managed limited liability company, no longer has any directors and officers. Consequently, Annex A is hereby removed from this Amendment.

Item 4. Purpose of the Transaction

Item 4 is hereby amended and supplemented by adding the following to the end thereof:

On January 10, 2020, the transactions contemplated by the Merger Agreement were consummated, including the Integrated Mergers. Pursuant to the Integrated Mergers, (i) Merger Sub merged with and into Jagged Peak, with Jagged Peak continuing as a wholly-owned subsidiary of Parsley, and (ii) immediately subsequent thereto, Jagged Peak merged with and into Jackal Merger Sub A, with Jackal Merger Sub A continuing as a wholly owned subsidiary of Parsley and Jagged Peak ceasing its existence as a separate entity. Pursuant to the terms of the Merger Agreement, each issued and outstanding share of Jagged Peak Common Stock was converted into the right to receive 0.447 shares of Parsley Class A Common Stock. Upon the Effective Time, the Voting and Support Agreement and the associated proxy granted thereunder were terminated in accordance with the terms of the Voting and Support Agreement.

As a result of the foregoing and as of the Effective Time, Jackal Merger Sub A no longer beneficially owns any shares of Parsley Common Stock.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented by adding the following to the end thereof:

The information set forth in Item 2 of this Amendment is incorporated by reference herein. As a result of the Integrated Mergers, the Reporting Person no longer owns any shares of Parsley Common Stock. Consequently, this Amendment constitutes an exit filing for the Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by adding the following at the end thereof:

The information set forth in Item 4 of this Amendment is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

A.

Agreement and Plan of Merger, dated as of October 14, 2019, by and among Parsley Energy, Inc., Jackal Merger Sub, Inc. and Jagged Peak Energy Inc. (incorporated by reference to Exhibit 2.1 to the Reporting Person’s Current Report on Form 8-K/A (File No. 001-37995) filed with the SEC on October 15, 2019).

B.

Voting and Support Agreement, dated as of October 14, 2019, by and among Parsley Energy, Inc., Jackal Merger Sub, Inc., Bryan Sheffield and Jagged Peak Energy Inc. (incorporated by reference to Exhibit 10.2 to the Reporting Person’s Current Report on Form 8-K/A (File No. 001-37995) filed with the SEC on October 15, 2019).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 10, 2020

JACKAL MERGER SUB A, LLC (as successor in interest to Jagged Peak Energy Inc.)

By:	/s/ Colin W. Roberts
Name: Colin W. Roberts Title: Executive Vice President—General Counsel

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